                  [LETTERHEAD OF MULDOON MURPHY & AGUGGIA LLP]

                                November 13, 2007


VIA EDGAR
---------

Mr. Michael Clampitt
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

         Re:   Meridian Interstate Bancorp, Inc.
               Registration Statement on Form S-1, Pre Effective Amendment No. 2 Filed September 28, 2007
               File No. 333-146373

Dear Mr. Clampitt:

         On behalf of Meridian Interstate Bancorp, Inc. (the "Company"), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the "Amended Registration Statement"), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on November 7, 2007 (the "Registration Statement").

         The Amended Registration Statement is filed in response to the staff's comment letter issued on November 9, 2007. To aid in your review, we have repeated the staff's comments followed by the Company's responses.

Compensation Discussion and Analysis, page 71
---------------------------------------------

Comment No. 1:

         In discussing "Base Compensation" you indicate that you refer to two different compensation survey reports regarding peer institutions in determining compensation levels. Please revise to identify the specific members of the peer group used in this process.

Response to Comment No. 1:

         The requested changes have been made.

Mr. Michael Clampitt
November 13, 2007
Page 2


Note 3.  Securities Available for Sale, page F-18
-------------------------------------------------

Comment No. 2:

         Please refer to our previous comment 24 in our letter dated October 24, 2007. We note your response and your revised disclosures included in your financial statements. Please revise to address the following:

         o Your response to the first bullet in comment 24 appears to indicate that you have a policy of ignoring spread differentials unless a credit downgrade has occurred. While a credit downgrade is one factor to consider, it should not be the only factor considered. Accordingly, please revise your disclosure to confirm that you consider other factors including spread differentials. Otherwise, tell us why you believe it is appropriate under applicable literature to ignore such other indicators, specifically addressing the inherent lag factor in rating changes.

                  Management's previous comments may have been misunderstood. We agree that a credit downgrade is only one factor to consider and, although spread differential analysis is not a formal process, we do consider it as part of our other-than-temporary analysis. However, given the relatively insignificant depreciation levels in the Company's debt portfolio, credit spread analysis has not been a significant part of management's evaluation process. We have revised our disclosure as follows:

                  In analyzing a debt issuer's financial condition, management considers, among other factors, whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, industry analysts' reports and, to a lesser extent given the relatively insignificant levels of depreciation in the Company's debt portfolio, spread differentials between the effective rates on instruments in the portfolio compared to risk-free rates.

         o As previously requested in the second bullet in comment 24, please revise to specifically confirm in your disclosure that you have the positive intent and ability to hold your debt securities to the later of recovery or maturity. Note that this is not the same as merely not having made a determination to sell a security. As a more comprehensive analysis of your citation from the FSP, please refer to the last sentence of paragraph 14 of FSP 115-1, which continues on to state:
                  "However, an investor shall recognize an impairment loss when the impairment is deemed other than temporary even if a decision to sell had not been made." Accordingly, the fact that you have no yet identified a security for sale is not evidence that a loss is necessarily temporary.

                  The Company's disclosures have been revised to specifically confirm that management has the intent and ability to hold debt securities to the earlier of recovery or maturity in all material respects. Management refers to Exhibit A previously submitted to the SEC staff with the Company's comment letter response dated November 7, 2007, and to the revised Exhibit A submitted herein (revised for technical corrections) which supports management's revised disclosure, as follows:

                  >> The Company did not sell debt securities at a loss in 2004.

Mr. Michael Clampitt
November 13, 2007
Page 3


                  >> In 2005, the Company sold debt securities at a loss on two occasions.

                     o On January 28th, debt securities with a book value of $15.1 million were sold at an aggregate loss of $192 thousand, or 1.3% of book value. Of this amount, only $150 thousand, or 1.0% of book value, was inherent in the opening balance sheet at December 31, 2004. On the same date, the Company also sold debt securities at a gain of $184 thousand, for a net loss of $8 thousand.

                     o On August 29th, debt securities with a book value of $15.1 million were sold at an aggregate loss of $462 thousand, or 3.1% of book value. Of this amount, only $226 thousand, or 1.5% of book value, was inherent in the opening balance sheet at December 31, 2004.

                  >> In 2006, the Company sold debt securities at a loss on one occasion. On December 28th, debt securities with a book value of $8.1 million were sold at an aggregate loss of $245 thousand, or 3.0% of book value. At December 31, 2005, such debt securities were depreciated by $322 thousand, or 3.9% of the respective book values.

         o Further, it is unclear how you can make such an assertion that you have the intent and ability to hold to the later of recovery or maturity given your recent and recurring sales of underwater securities, combined with your stated policy of holding underwater securities until you decide to sell them. The acknowledged contemplation of selling underwater securities appears to contradict an assertion of intent to hold them to recovery or maturity.

                  We refer the staff to our response to the immediately preceding comment.

         o In your response to bullets 2, 4 and 5 of the previous comment 24, you state "To the extent that securities sales have not been executed and no impairment write-down has been recognized the Company evaluates any unrealized loss as an uncorrected misstatement." Tell us more clearly what you mean here. To the extent that you believe such amounts represent uncorrected errors, confirm that you have performed a SAB 99 analysis on such amounts. Tell us more clearly how you determined and defined the scope and nature of the errors.

                  Our previous response related to an occasion whereby the unrealized loss on a debt security identified for sale had not been recorded at the balance sheet date. This uncorrected misstatement was evaluated in conjunction with other uncorrected misstatements during the respective period in accordance with SAB 99. In this regard, management concluded that all uncorrected misstatements during the period were immaterial to the Company's consolidated financial statements.

         o In your response, you state that management's intent may "periodically" change as you manage the available-for-sale portfolio. Please tell us if management's intent changes as a result of the "periodic" evaluations made by your Investment

Mr. Michael Clampitt
November 13, 2007
Page 4


                  Committee. For example, does management decide to sell one or more securities as a result of these evaluations.

         o Please clarify the meaning of "periodic". For example, clarify whether the Investment Committee performs their evaluation monthly, quarterly, bi-annually, annually, or on some other time interval.

                  The Investment Committee meets on a quarterly basis or more frequently if market conditions dictate. In connection with semi-monthly Executive Committee meetings, the Investment Committee is also involved with reviews of the Company's securities holdings. During Investment Committee meetings, the Committee focuses on the Company's equity securities and reviews their individual performance, by reviewing book value to market value comparisons and by considering the Committee members' knowledge of current equity markets. Decisions may be made to sell equity securities with either unrealized gains or unrealized losses. Management executes sales of equity securities only upon direction from the Investment Committee. Sales of debt securities are initiated by management as a result of asset/liability management considerations, but are subject to Investment Committee or Executive Committee approval.

         o If the Investment Committee does meet monthly, quarterly, or semi-annually, and/or management's intent to hold any one particular security changes with the same frequency, it remains unclear how you can assert that you have the intent and ability to hold any one security until a market recovery or maturity, since market trends have been moving in the same direction for greater than 3 or six months and the average time to maturity for your securities in an unrealized loss position may be greater than this period. Please revise or advise.

                  Reference is made to our preceding responses noted above.

         o Please disclose the average time to maturity of your underwater securities.

                  We have revised our disclosure to include the following:

                  At June 30, 2007(unaudited) and December 31, 2006, the average time to maturity of the Company's depreciated debt securities was 23 months and 19 months, respectively.

         o As previously requested in the fourth bullet of previous comment 24, please tell us how you define "foreseeable future" in terms of your other than temporary impairment analysis.

                  The concept of "foreseeable future" has been removed from our disclosure in Note 3. The Company's disclosures have been revised to specifically confirm that management has the positive intent and ability to hold debt securities to the earlier of recovery or maturity in all material respects.

         o To the extent that you are relying on the low actual loss severity of less than one to two percent as the basis for determining that an unrealized loss is temporary, pleased revise to disclose that fact and the extent of the severity.

Mr. Michael Clampitt
November 13, 2007
Page 5

                  The following disclosure has been added to Note 5:

                  At each balance sheet date, management has concluded that the declines in value of the Company's debt securities are temporary, whereby management expects to collect the full amount of principal and interest payments within the contractual period. Further, at each balance sheet date and in all material respects, management has the intent and ability to hold depreciated debt securities to the earlier of recovery or maturity. At June 30, 2007 (unaudited) and December 31, 2006, the average time to maturity of the Company's depreciated debt securities was 23 months and 19 months, respectively. From time to time, management's intent to hold depreciated debt securities to recovery or maturity may change as a result of prudent portfolio management. If management's intent changes, unrealized losses are recognized either as impairment charges to the consolidated income statement or as realized losses if a sale has been executed. In most instances, management sells the securities at the time their intent changes.

         o Although the amount of equity securities in a loss position held as of June 30, 2007 may not be significant, you have had material sales of equity securities during 2004 and 2006. However, your stated accounting policies should comply with GAAP. We do not object to your assertion that the unrealized losses on equity securities at June 30, 2007 are "insignificant". However, your policies for determining whether an other than temporary impairment has occurred do not appear to comply with GAAP, and should be revised. Therefore, please address our previous bullet point 6. Further, if you believe the amount of any unrecorded impairments are not material, confirm to us that you have completed a SAB 99 analysis of such errors and provide us with your conclusions.

                  Management refers to Exhibit A previously submitted to the SEC staff with the Company's comment letter response dated November 7, 2007, and to the revised Exhibit A submitted herein (revised for technical corrections). In connection with the staff's concerns regarding sales of equity securities at a loss, the Company has completed an evaluation whereby each loss recognized on an equity sale during the reported periods has been reallocated to prior periods as if any impairment had been recognized at each respective reporting date. These unadjusted differences were evaluated in conjunction with other unadjusted differences during the respective periods in accordance with SAB 99. In this regard, management concluded that all unadjusted differences during the respective periods were immaterial to the Company's consolidated financial statements at less than 5% of both pre-tax income and net income.

                  Additionally, management considered the following factors outlined in SAB 99 when concluding that uncorrected misstatements were immaterial to the Company's consolidated financial statements:

                  o the misstatements do not mask a change in earnings or other trends
                  o the misstatements do not change a loss into income or vice versa
                  o the misstatements do not concern a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability
                  o        the misstatements do not affect the registrant's
                           compliance with regulatory requirements
                  o the misstatements do not effect management's compensation in any significant manner

Mr. Michael Clampitt
November 13, 2007
Page 6


                  o the misstatements do not involve the concealment of unlawful transactions.

         o If you are not recording the losses on your equity securities because the severity is less than two percent, revise to disclose that fact.

                  Management does not believe that such disclosure would be an accurate reflection of management's conclusions. Given the respective impairment of less than 2%, and the immaterial aggregate amount of $15 thousand, management has not critically determined whether the impairment loss is other than temporary. Accordingly, management respectfully believes that additional disclosure is unwarranted.

         o It is unclear how your blanket policy of not considering whether any unrealized loss on equity securities is other than temporary until it exceeds 25% in severity is supported by the literature, especially in combination with your stated policy of possibly selling the security prior to recovery. Without the positive intent and ability to hold an underwater security to recovery combined with a realistic expectation of recovery, tell us how you determined that recognition an impairment is not required by the guidance of SFAS 115 and SAB 59; and,

                  We have revised the disclosure as follows:

                  A decline of 10% or more in the value of an acquired equity security is the triggering event for management to review individual securities for liquidation and/or classification as other-than-temporarily impaired. Impairment losses are recognized when management concludes that declines in the value of equity securities are other than temporary, or when they can no longer assert that they have the intent and ability to hold depreciated equity securities for a period of time sufficient to allow for any anticipated recovery in fair value. In any event, unrealized losses on marketable equity securities that are in excess of 25% of cost and that have been sustained for more than twelve months, are considered other than temporary and either charged to earnings as impairment losses, or realized through the sale of the security.

         o If you do not use entity specific information in your evaluation of whether equity securities in a loss position greater than 12 months are other than temporarily impaired, please disclose the factors you do consider.

                  We did not intend to imply that we do not use entity specific information in the evaluation of whether equity securities in a loss position greater than 12 months are other than temporarily impaired. Rather, we did not evaluate entity specific information for the equity securities in questions simply because the aggregate loss of $15 thousand was deemed insignificant. In Note 3, we disclose the following, which is deemed accurate by management:

                  Management evaluates securities for other-than-temporary impairment on a semi-monthly basis. Consideration is given to
                  (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Mr. Michael Clampitt
November 13, 2007
Page 7

Recent Developments
-------------------

Comment No. 3:

         On page 3 of your draft materials, please revise to disclose the extent to which you continue to hold debt securities in companies with exposure in the sub-prime mortgage market. In addition, please confirm to us that you have no additional exposure to the sub-prime mortgage market.

Response to Comment No. 3:

         The following has been added to the Recent Developments section of the Form S-1:

         At September 30, 2007, unrealized losses in the Company's debt portfolio ranged from 0% to 4.0%, and unrealized losses in the Company's equity portfolio ranged from 0% to 13%. At October 31, 2007, unrealized losses in the Company's debt portfolio ranged from 0% to 3.7%, and unrealized losses in the Company's equity portfolio ranged from 0% to 15%. Although management cannot confirm at this time that we have no additional exposure to the sub-prime markets, management will continue to monitor the Company's exposure to sub-prime credit risk.

         The following is submitted for further clarification to the staff:

         At an Executive Committee meeting held on June 28, 2007, concern was expressed about one of the Company's bond holdings and the issuer's potential future problems as a result of its involvement in sub-prime lending. The Committee concluded that the Company should sell the Company's debt securities with this issuer. Accordingly, on July 6, 2007, two debt securities were sold with an aggregate book value of $4.9 million at an aggregate loss of $51 thousand. Management also believed there may be other securities in the Company's portfolio with similar credit issues and requested that one of the Company's brokers contact their analysis department for a complete review of the Company's debt securities that could have possible links to sub-prime lending. On August 9, 2007, the Executive Committee reviewed all of the Company's financial institution bond holdings and approved the sale of ten holdings with five different issuers aggregating $17.1 million in book value. These securities were deemed to be the most susceptible to sub-prime lending issues, and were sold on August 20, 2007 at an aggregate loss of $822 thousand. At September 30, 2007, unrealized losses in the Company's debt portfolio ranged from 0% to 4.0%, and unrealized losses in the Company's equity portfolio ranged from 0% to 13%. At October 31, 2007, unrealized losses in the Company's debt portfolio ranged from 0% to 3.7%, and unrealized losses in the Company's equity portfolio ranged from 0% to 15%. Although management cannot confirm at this time that we have no additional exposure to the sub-prime markets, management will continue to monitor the Company's exposure to sub-prime credit risk.

                                    * * * * *

Mr. Michael Clampitt
November 13, 2007
Page 8


         Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned at (202) 686-4921.

                                            Very truly yours,

                                            MULDOON MURPHY & AGUGGIA LLP

                                            /s/ Sean P. Kehoe

                                            Sean P. Kehoe

cc:      Gregory Dundas, SEC
         Kevin Vaughn, SEC
         Rebekah Moore, SEC
         Richard J. Gavegnano, Meridian Interstate Bancorp, Inc.
         Robert F. Verdonck, Meridian Interstate Bancorp, Inc.
         Lawrence M.F. Spaccasi, Esq.

                              Exhibit A - Revised

MERIDIAN INTERSTATE BANCORP

                                BOND               EQUITY               TOTAL
                               LOSSES              LOSSES               LOSSES
                               ------              ------               ------
Q1 2004                            0             (129,453)            (129,453)
Q2 2004                            0                    0                    0
Q3 2004                            0                    0                    0
Q4 2004                            0           (1,185,840)          (1,185,840)
                          ----------------------------------------------------
                                   0           (1,315,294)          (1,315,294)
                          ====================================================
Q1 2005                     (191,869)             (37,248)            (229,117)
Q2 2005                            0                    0                    0
Q3 2005                     (462,363)                   0             (462,363)
Q4 2005                            0             (142,163)            (142,163)
                          ----------------------------------------------------
                            (654,232)            (179,411)            (833,643)
                          ====================================================
Q1 2006                            0             (206,768)            (206,768)
Q2 2006                            0                   (4)                  (4)
Q3 2006                            0             (647,686)            (647,686)
Q4 2006                     (250,194)            (182,290)            (432,483)
                          ----------------------------------------------------
                            (250,194)          (1,036,748)          (1,286,941)
                          ====================================================
Q1 2007                     (447,472)                   0             (447,472)
Q2 2007                            0                    0                    0
Q3 2007                     (872,703)                   0             (872,703)
                          ----------------------------------------------------
                          (1,320,175)                   0           (1,320,175)
                          ====================================================

                                 BOND               EQUITY               TOTAL
                                LOSSES              LOSSES               LOSSES
                                ------              ------               ------
Q1 2004                                   0                0               0
Q2 2004                                   0                0               0
Q3 2004                                   0                0               0
Q4 2004                                   0                0               0
                            ------------------------------------------------
                                          0       (1,087,123)     (1,087,123)
                            ================================================

Q1 2005                                   0                0               0
Q2 2005                                   0                0               0
Q3 2005                                   0                0               0
Q4 2005                                   0                0               0
                            ------------------------------------------------
                                          0         (448,698)       (448,697)
                            ================================================

Q1 2006                                   0                o               0
Q2 2006                                   0                0               0
Q3 2006                                   0                o               0
Q4 2006                                   0                o               0
                            ------------------------------------------------
                                          0         (533,340)       (533,340)
                            ================================================

Q1 2007                                   0                0               0
Q2 2007                                   0                0               0
Q3 2007                                   0                0               0

                            ------------------------------------------------
                                          0                0               0
                            ================================================

MERIDIAN INTERSTATE BANCORP
REALIZED LOSSES
2004

Sale date      Shares         Type          Description             Proceeds    Book Value  Realized Loss
--------       ------         ----          -----------             --------    ----------  -------------

03/02/04        10,229        Equity       COMCAST CORP              312,260      391,569       (83,997)

02/27/04   111,271.706 SHS    Mutual Fund  ACCESS CAPITAL FUNDS    1,104,928    1,143,234       (38,306)
03/03/04    725,695.40 SHS    Mutual Fund  VANGUARD FUND             769,092      776,243        (7,151)
                                                                                                (129,453)


11/16/04        14,832        Equity       MERCK & CO                392,306      743,720      (352,165)
11/16/04        20,914        Equity       BRISTOL-MYERS SQUIBB      505,993      668,512      (163,576)
11/16/04        10,334        Equity       ELI LILLY & CO            574,970      743,263      (168,823)
11/16/04        19,734        Equity       PFIZER, INC.              544,607      706,993      (163,386)
11/16/04        24,915        Equity       SCHERING-PLOUGH           461,555      555,795       (95,496)
11/16/04        12,350        Equity       COCA-COLA CO.             508,419      750,184      (242,395)
                                                                                             (1,185,840)
                                                                                            -----------
                                     Total YTD 2004                                          (1,315,294)
                                                                                            ===========

                                                                Gain/Loss as
                      Book          Market        Gain (loss)    % of Book
Gain/Loss as          ----          ------        -----------    ---------
% of Book Value    December 2003  December 2003  December 2003  December 2003
---------------    -------------  -------------  -------------  -------------
-21.45%                391,569        335,409        (56,160)       -14.34%

 -3.35%              1,143,234      1,099,364        (43,869)        -3.84%
 -0.92%                776,246        758,642        (17,604)        -2.27%



-47.35%                680,039        685,238          5,200          0.76%
-24.47%                550,530        598,140         47,611          8.65%
-22.71%                743,263        726,790        (16,473)        -2.22%
-23.11%                551,938        697,202        145,265         26.32%
-17.18%                445,573        433,272        (12,301)        -2.76%
-32.31%                750,184        626,763       (123,421)       -16.45%


MERIDIAN INTERSTATE BANCORP
REALIZED LOSSES
2005

                                                                                                                      Gain/Loss as
Sale date Shares/Par Type                   Description                       Proceeds   Book Value   Realized Loss  % of Book Value
--------- ---------- -----                  -----------                       --------   ----------   -------------  ---------------
01/28/05   4000M     Bond    LEHMAN BROTHERS 4% due 1/22/08 Yld 3.21%          4,013,360    4,058,859       (45,499)        -1.12%
01/28/05   3000M     Bond    COMPUTER SCIENCES 3.5% due 4/15/08 yld 2.60       2,961,720    3,052,952       (91,232)        -2.99%
01/28/05   4000M     Bond    BRISTOL MYERS SQUIBB 4.75% due 10/1/06 yld 2.34   4,075,240    4,107,522       (32,282)        -0.79%
01/28/05   4000M     Bond    NATIOINAL CITY CORP 3.125% due 4/30/09 yld 3.91   3,842,880    3,865,735       (22,855)        -0.59%
                                                                                           --------------------------------------
                                                                                           15,085,069      (191,869)         -1.3%
                                                                                           --------------------------------------
03/18/05   10,064    Equity   AMERICAN INTERNATIONAL                             623,968      661,216       (37,248)        -5.63%
                                                                                                         ----------

08/29/05   2000M     Bond    GE CAPITAL CORP 5% due 6/15/07 yld 3.40%          1,997,520    2,050,345       (52,825)        -2.58%
08/29/05   1000M     Bond    HEWLETT PACKARD 3.625% due 3/15/08 yld 3.56%        981,360    1,001,319       (19,959)        -1.99%
08/29/05   2000M     Bond    AMERICAN EXPRESS 3% due 5/16/08 yld 2.65%         1,931,000    2,011,513       (80,513)        -4.00%
08/29/05   3725M     Bond    PRAXAIR, INC. 2.75% due 6/15/08 yld 2.33%         3,558,306    3,673,069      (114,762)        -3.12%
08/29/05   3000M     Bond    BOEING CAPITAL 4.75% due 8/25/08 yld 3.17%        3,024,240    3,111,403       (87,163)        -2.80%
08/29/05   1225M     Bond    CHEVRONTEXACO 3.375% due 2/15/08 yld 3.23%        1,199,006    1,237,002       (37,997)        -3.07%
08/29/05   2000M     Bond    CATERPILLAR FINANCE 3.45% due 1/15/09 yld 3..4    1,937,000    2,006,143       (69,143)        -3.45%
                                                                                           --------------------------------------
                                                                                           15,090,794      (462,363)        -3.06%
                                                                                           --------------------------------------
11/29/05   3,558    Equity   SARA LEE CORP                                        64,563      105,381       (41,070)       -38.97%
11/29/05   4,346    Equity   VERIZON COMMUNICATIONS                              138,907      239,690      (101,093)       -42.18%
                                                                                                           (142,163)
                                                                                                         ----------
                                                                                                           (833,643)
                                                                                                         ==========

                                Book
                                ----
                  Market     Gain (loss)    Gain/Loss as
     Book         ------     -----------     % of Book
    Dec 2004     Dec 2004     Dec 2004        Dec 2004



    4,027,600     3,996,341    (31,259)        -0.78%
    2,974,500     2,896,048    (78,452)        -2.64%
    4,090,000     4,072,478    (17,522)        -0.43%
    3,842,800     3,819,865    (22,935)        -0.60%
-------------                ---------
   14,934,900                 (150,169)        -1.01%
-------------                ---------

      660,903       616,510       (313)        -0.05%
    2,031,600     2,012,855    (18,745)        -0.92%
      995,100       989,881     (6,219)        -0.63%
    1,953,200     1,894,887    (58,313)        -2.99%
    3,595,370     3,517,671    (77,699)        -2.16%
    3,102,900     3,094,397     (8,503)        -0.27%
    1,219,365     1,201,728    (17,637)        -1.45%
    1,966,800     1,927,457    (39,343)        -2.00%

   14,864,335                 (226,459)        -1.52%


      105,381        85,890    (19,491)       -18.50%
      239,690       176,056    (63,634)       -26.55%

BOND PURCHASES (RE-INVESTMENT)

December 15, 2005            FNMA due 3/15/06 yield 4.23%
December 19, 2005            Freddie Mac due 4/15/06 4.28%

August Proceed reinvested in overnight Federal Funds @ 3.25% and continued loan demand

Weighted Average Yield January 2005 sales: 3.61%
Weighted Average Yield August 2005 sales: 2.54%
Weighted Average Yield December purchases: 4.26%

MERIDIAN INTERSTATE BANCORP
REALIZED LOSSES
2006

                                                                                                                    Gain / Loss as
Sale date  Shares /par                    Description                           Proceeds   Book Value Realized Loss % of Book Value
---------  -----------                    -----------                           --------   ---------- ------------- ---------------
02/28/06     9,986        FIFTH THIRD BANCORP                                     395,529    479,688     (84,158.21)     -17.54%
02/28/06    30,040        SARA LEE CORP                                           537,728    660,338    (122,609.55)     -18.57%
                                                                                                        (206,767.76)

05/08/06      .50         WRIGLEY'S  - CLASS B                                         23         26          (3.74)     -14.23%
                                                                                                              (3.74)
07/25/06     8,004        IBM CORPORATION                                         604,622    752,721    (148,098.84)     -19.68%
07/25/06    14,245        APPLEBEE'S INTERNATIONAL                                256,376    345,320     (88,944.39)     -25.76%
07/25/06    15,616        VERIZON                                                 502,367    605,822    (103,455.27)     -17.08%
07/25/06    19,337        BED, BATH & BEYOND                                      644,682    736,175     (91,492.59)     -12.43%
07/25/06    30,693        INTEL CORPORATION                                       536,207    751,902    (215,695.38)     -28.69%
                                                                                                        (647,686.47)
12/15/06     1010M        HARTFORD LIFE 7.1% due 6/15/07 yld 5.66               1,020,097  1,023,206     ($3,108.83)      -0.30%(1)
12/28/06     1000M        DIAGEO CAPITAL 3.125% due 3/20/2008                     977,690  1,008,153     (30,462.77)      -3.02%
12/28/06     1000M        HUNTINGTON NATIONAL BANK 3.125% due 5/15/08 yld 2.51    972,010  1,004,283     (32,272.54)      -3.21%
12/28/06     1000M        CIT GROUP HOLDINGS 3.45% due 3/15/09 yld 3.45           957,120  1,000,000     (42,880.00)      -4.29%
12/28/06     2000M        HONEYWELL 7.125% due 4/15/08 yld 5.51                 2,046,460  2,080,861     (34,400.90)      -1.65%
12/28/06     3000M        BANK OF NEW YORK 3.625% due 1/15/09 yld 3.26          2,938,710  3,043,243    (104,533.28)      -3.43%
                                                                                           ------------------------
                                                                                           8,136,539    (244,549.49)      -3.01%
                                                                                           ------------------------
12/27/06     2,219        HERSHEY FOODS                                           110,846    120,070      (9,224.64)      -7.68%
12/27/06     8,666        WAL-MART STORES                                         396,107    419,812     (23,705.19)      -5.65%
12/27/06     8,700        SALLY BEAUTY HOLDINGS                                    67,425    111,354     (43,928.81)     -39.45%
12/27/06     9,442        ALBERTO-CULVER                                          203,797    309,228    (105,430.93)     -34.09%
                                                                                                       ($429,947.89)
                                                                                                     --------------
                                                                                                     ($1,284,405.86)

                                                                                                          (2,535.37)
                                                                                                     --------------
                                                                                                     ($1,286,941.23)
                                                                                                     ==============
(1) called


                                   Gain/Loss as                                Gain/Loss as                             Gain/Loss as
                                    % of Book                                   % of Book                                 % of Book
                        Gain (loss)                                Gain (loss)                                  Gain (loss)
 Book       Market      -----------              Book     Market   ----------              Book         Market  -----------
Dec 2005    Dec 2005    Dec 2005    Dec 2005   Dec 2004  Dec 2004  Dec 2004   Dec 2004   Dec 2003     Dec 2003  Dec 2003    Dec 2003
-------    --------    --------    --------   --------  --------  --------   --------   --------     --------  --------     --------

  479,688    376,672   (103,016)   -21.48%     479,688   472,338    -7,350    -1.53%     479,688       590172.6   110,485    23.03%
  660,338    567,756    (92,582)   -14.02%     660,338   725,166    64,828     9.82%     660,338       652168.4    -8,169    -1.24%
       33                     7
        0
  752,721    657,929    (94,792)   -12.59%     752,721    789034    36,313     4.82%     752,721      741810.72   -10,910    -1.45%
  345,320    321,795    (23,525)    -6.81%     345,320 376780.25    31,460     9.11%   Not owned as of 12/31/2003
  605,822    470,354   (135,468)   -22.36%     605,822    632604    26,782     4.42%     605,822      547809.28   -58,013    -9.58%
  736,175    729,392     (6,783)    -0.92%     736,175    770193    34,018     4.62%     736,175      838258.95   102,084    13.87%
  751,902    766,097     14,195      1.89%     751,902 717909.27   -33,993    -4.52%     751,902      983710.65   231,809    30.83%
        0
1,052,061  1,040,613    (11,448)    -1.09%
1,015,022    968,134    (46,888)    -4.62%
1,007,465    960,620    (46,845)    -4.65%
1,000,000    939,866    (60,134)    -6.01%
2,145,802  2,102,780    (43,022)    -2.00%
3,020,395  2,894,970   (125,425)    -4.15%
-------------------------------
8,188,684  7,866,370   (322,314)    -3.94%
-------------------------------
  120,070    122,600      2,529      2.11%     120,070 123243.26     3,173     2.64%     120,070      170840.81    50,770    42.28%
  419,812    405,569    (14,244)    -3.39%     419,812 457738.12    37,926     9.03%   Not owned as of 12/31/2003
                                                                                       Not owned as of 12/31/2003
  309,228    431,972    122,743     39.69%     309,228    458598   149,370    48.30%   Not owned as of 12/31/2003

RE-INVESTMENT TRANSACTIONS

12/28/06      750000 Alabama Power due 11/15/2007 @ 5.2748 yield
12/28/06      750000 Diageo Capital due 11/19/2007 @5.2758 yield
12/28/06     2000000 Keyspan Gas due 1/15/2008 @5.20 yield
12/28/06     2000000 Dupont due 11/15/2007 @5.2605 yield
12/28/06     2500000 Consolidated Edison due 2/01/2008 @5.24 yield
12/28/06     5000000 United Technologies due 3/01/2011 @5.0856 yield
Weighted Average Yield on December 2006 sales: 3.32%
Weighted Average Yield on December 2006 purchases: 5.48%


MERIDIAN INTERSTATE BANCORP                                                                 Exhibit A - Revised
REALIZED LOSSES
2007
                                                                                                                    Gain / loss as
Sale date Shares /Par Type                      Description                     Proceeds   Book Value Realized Loss % of Book Value
--------- ----------- ----                      -----------                     --------   ---------- ------------- -------------
02/14/07    1000M     Bond    TENN VALLEY AUTHORITY 3.2% due 3/15/2009 yld 4.99     956,800  1,000,000        (43,200)      -4.32%
02/15/07    2360M     Bond    BANKERS TRUST 6% due 10/15/08 yld 4.50              2,368,260  2,431,517        (63,257)      -2.60%
02/15/07    3000M     Bond    ASSOCIATES CORP 6.25% due 11/01/2008 yld 4.22       3,043,620  3,122,168        (78,548)      -2.52%
02/15/07    3000M     Bond    PRICOA GLOBAL 3.9% due 12/15/08 yld 3.62            2,922,270  3,016,975        (94,705)      -3.14%
02/16/07    2000M     Bond    US BANK NA NOTES 3.40% due 3/01/09 yld 3.33         1,926,860  2,001,497        (74,637)      -3.73%
02/16/07    2775M     Bond    JACKSON NATIONAL LIFE 3.50% due 1/22/09  yld 3.62%  2,678,430  2,771,556        (93,126)      -3.36%
                                                                                                             (447,472)
07/06/07    1000M     Bond    BEAR STEARNS                                          969,810    980,860        (11,050)      -1.13%
07/06/07    4000M     Bond    BEAR STEARNS                                        3,847,680  3,887,429        (39,749)      -1.02%
08/20/07    1000M     Bond    LEHMAN BROTHERS 4% due 1/22/08 yld 3.93%              991,328  1,000,672         (9,344)      -0.93%
08/20/07    1000M     Bond    HOUSEHOLD FINANCE 3.95% DUE 8/15/08 yld 3.95%         978,320  1,000,000        (21,680)      -2.17%
08/20/07    1000M     Bond    MBIA GLOBAL FUNDING 4.375% DUE 3/15/10 yld 4.32%      935,040  1,001,650        (66,610)      -6.65%
08/20/07    1000M     Bond    COUNTRYWIDE FINANCIAL 5.5% DUE 5/15/09 yld 5.5%       893,490  1,000,000       (106,510)     -10.65%
08/20/07    1000M     Bond    COUNTRYWIDE FINANCIAL 5% DUE 12/15/09 yld 5.5%        850,940  1,000,000       (149,060)     -14.91%
08/20/07    1500M     Bond    LEHMAN BROTHERS 7% DUE 2/1/08 yld 6.25%             1,504,395  1,511,294         (6,899)      -0.46%
08/20/07    2500M     Bond    LEHMAN BROTHERS 4.5%  DUE 7/26/10 yld 5.45%         2,368,750  2,476,375       (107,625)      -4.35%
08/20/07    3000M     Bond    COUNTRYWIDE FINANCIAL 4.25% due 12/19/07 yld 4.07%  2,911,500  3,005,476        (93,976)      -3.13%
08/20/07    3000M     Bond    WASHINGTON MUTUAL 6.875% due 6/15/11 yld 5.25%      2,982,570  3,165,956       (183,386)      -5.79%
08/21/07    2000M     Bond    WASHINGTON MUTUAL 4.20% due 1/15/2010 yld 5.51%     1,865,000  1,941,813        (76,813)      -3.96%
                                                                                                             (872,703)


                                                                                                           (1,320,175)

                                                                                                       YTD THRU 9/30/07

    Book             Market                      Gain/Loss as
December 2006    December 2006     Gain (loss     % of Book
-------------    -------------     ----------    -------------
 1,000,000        959740   (40,260)      -4.03%
 2,451,938     2385157.6   (66,780)      -2.72%
 3,131,395       3045990   (85,405)      -2.73%
 3,018,266       2915400  (102,866)      -3.41%
 2,001,497       1928180   (73,317)      -3.66%
 2,771,556       2683314   (88,242)      -3.18%


   977,813        978640       827        0.08%
 3,855,233       3837400   (17,833)      -0.46%
 1,002,032        986220   (15,812)      -1.58%
 1,000,000        974340   (25,660)      -2.57%
 1,002,090        980320   (21,770)      -2.17%
 1,000,000       1001310     1,310        0.13%
 1,000,000        989890   (10,110)      -1.01%
 1,527,172       1525350    (1,822)      -0.12%
 2,471,624       2436725   (34,899)      -1.41%
 3,020,030       2968050   (51,980)      -1.72%
           Purchased 4/11/07
           Purchased 6/25/07

                         ----------
                          (634,619)
                         ==========

RE-INVESTMENT TRANSACTIONS

2/20/2007   1000m             CIT Group due 2/13/2012 @5.2987 yld
2/20/2007   4500m             Home Depot due 8/15/2010 @ 5.2218 yld
2/20/2007   1000m             Morgan Stanley due 1/9/2012 @5.2208 yld
2/20/2007   4000m             National City Bank due 12/15/2011 @5.2390 yld
2/20/2007   2000m             SBC Communications due 3/15/2011 @5.2082 yld
2/20/2007   3000m             SBC Communications due 3/15/2011 @5.2431 yld
2/20/2007   1000m             Caterpillar Finance due 10/12/2011 @5.1979 yld

Weighted Average Yield on February sales: 3.95%
Weighted Average Yield on february purchases: 5.23%